Ex 17.2

David R. Pearce
40 Whitelawn Avenue
Milton, MA 02186

20 August 2010

Board of Directors
Dover Saddlery, Inc.
525 Great Road
Littleton, MA 01460
Attention: Stephen L. Day, Chairman

To the Board:

I hereby tender my resignation as a Director, and as Chairman of the Audit Committee and member of the Nominating and Corporate Governance Committee, in each case to be effective concurrently with the effective date and time of my appointment as Chief Financial Officer of the Company.

I have appreciated the opportunity to serve as a Director of the Company, and look forward to my anticipated role as the Company’s CFO.

Sincerely,

David R. Pearce